Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

January 7, 2008

Via EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Trian Acquisition I Corp.
Registration Statement on Form S-1 (File No. 333-147094)

Ladies and Gentlemen:

           On behalf of our client, Trian Acquisition I Corp., a Delaware corporation (the “Company”), we submit in electronic form for filing Amendment No. 4 to the Registration Statement on Form S-1, together with Exhibits, marked to indicate changes from Amendment No. 3 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on January 4, 2007.

           If you have any questions concerning the foregoing, please do not hesitate to contact either John C. Kennedy at (212) 373-3025 or the undersigned at (212) 373-3124.

Very truly yours,

/s/ David S. Huntington

David S. Huntington

cc:	John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
Brian L. Schorr, Esq.
Trian Acquisition I Corp.
Raymond B. Check, Esq.
Cleary Gottlieb Steen & Hamilton LLP